Exhibit 12



                             CONRAIL, INC.

        COMPUTATIONS OF THE RATIO OF EARNINGS TO FIXED CHARGES

                            ($ In Millions)



                        Quarters Ended                 Nine Months Ended
                        September 30,                     September 30,

                          1996          1995           1996           1995
                          ----          ----           ----           ----



Earnings

 Pre-tax income
  Add:                  $   216        $  188         $   304        $ 444
    Interest expense        44            49             137          147
    Rental expense
      interest factor       12            12              40           42
    Less equity in
      undistributed
      earnings of
      20%-50% owned
      companies              (5)           (4)            (13)         (14)
                        -------       -------        --------       -------
Earnings available
  for fixed charges     $   267        $  245          $  468        $ 619
                        =======        =======        ========       =======


Fixed charges

  Interest expense           44            49             137          147
  Rental expense
    interest factor          12            12              40           42
                        -------        -------        --------       ------
Fixed charges           $    56        $   61          $  177        $ 189
                        =======        =======        ========       ======

Ratio of earnings to
  fixed charges            4.77x         4.02x           2.64x        3.28x


For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes plus fixed charges, less equity in undistributed earnings of 20% to 50% owned companies. Fixed charges represent interest expense together with any interest capitalized and a portion of rent under long-term operating leases representative of an interest factor.